Mail Stop 3561

								November 18, 2005

BY U.S. MAIL and FACSIMILE  [ (562) 924 - 8069 ]

Mr. Thomas M. Costales
  Chief Financial Officer
IMPCO TECHNOLOGIES, INC.
16804 Gridley Place
Cerritos, California  90703

	Re:	Impco Technologies, Inc.
		Item 4.02 Form 8-K
		Filed November 9, 2005
		File No. 1-15143

Dear Mr. Costales:

	We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.02 disclosures of the Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within 5 business days of the date of this letter, along with filing the amendment to the Item 4.02 Form 8-K within this same 5 business day period. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Thomas M. Costales
IMPCO Technologies, Inc.
November 18, 2005
Page 2

Item 4.02 of Form 8-K

1. Expand to disclose the date that your board of directors, audit committee of the board of directors, or officers authorized to take such action, concluded that the previously issued financial statements for the year ended December 31, 2004 and the subsequent quarters ended March 31, 2005 and June 30, 2005 should no longer be relied upon. Reference is made to the disclosure requirements under
Item 4.02(a)(1) of the Form 8-K.

2. In addition, expand to provide a brief description of the facts underlying the conclusion to the extent known at the time of the filing. We note certain of these facts are included in your press release attached as Exhibit 99.1 to the Form 8-K; however, this disclosure should be included under the Item 4.02 heading of the Form
8-K filing.  For example, the first, fifth and sixth paragraphs of
Exhibit 99.1 should be disclosed under the Item 4.02 heading of your filing. Please revise. Reference is made to Item 4.02(a)(2) of the
Form 8-K.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Thomas M. Costales
IMPCO Technologies, Inc.
November 18, 2005
Page 3

Closing

	You may contact the undersigned below at (202) 551-3328 if you have questions regarding the above matters.

								Sincerely,



								Beverly A. Singleton
								Staff Accountant
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